Filed by Medtronic, Inc. (SEC File No.: 001-07707)
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Covidien plc
Form S-4 File No.: 333-197406
Date: January 12, 2015

Medtronic

33rd Annual J.P. Morgan Healthcare Conference

San Francisco • January 12, 2015

Omar Ishrak

Chairman & Chief Executive Officer

Forward Looking Statement

Some of the statements contained in today's program may be considered forward-looking statements which provide current expectations or forecasts of future results. These forward-looking statements generally relate to market and sales growth, growth strategies, financial results, use of free cash flow, product development and introduction, regulatory matters, restructuring initiatives, intellectual property rights, litigation and tax matters, mergers and acquisitions, divestitures, accounting estimates, financing activities, working capital adequacy, ongoing contractual obligations, competitive strengths, and sales efforts. They are based on current assumptions and/or expectations that involve a number of uncertainties or risks. These uncertainties and risks include, but are not limited to, those outlined in Medtronic's Annual Report on Form 10-K for the year ended April 25, 2014, and other documents previously or subsequently filed with the U.S. Securities and Exchange Commission (SEC). Investors are advised to review any further disclosures which may be made in such reports filed periodically with the SEC. Forward-looking statements are made as of today's date, and the Company undertakes no duty to update them. In addition, non-GAAP to GAAP reconciliations are attached to this presentation.

Medtronic: Uniquely Positioned to Create Long-Term Value in Healthcare



- Improving operational execution to deliver consistent results
- Expanding our market-leading franchises through three differentiated strategies:
  - **Therapy Innovation:** Delivering strong launch cadence of meaningful innovation
  - **Globalization:** Addressing the inequity in healthcare access globally
  - **Economic Value:** Becoming a leader in value-based healthcare
- Covidien acquisition expected to increase financial strength and flexibility, and meaningfully accelerate all three strategies.
- Combining reliable performance with disciplined capital allocation to create long-term shareholder value

Medtronic

Medtronic: Diversified Sources of Revenue across Four Groups and Four Regions

Leading Positions in Attractive MedTech Markets

Medtronic FY14 Revenue by Group, Pro Forma[1]



Covidien Group
32%
Cardiac and Vascular Group
37%
$27.4B
6%
Diabetes Group
25%
Restorative Therapies Group

Global Breadth and Scale

Medtronic FY14 Revenue by Region, Pro Forma[1]



Greater China
5%
Americas
57%
Asia Pacific
12%
$27.4B
26%
Europe, Middle East, Africa

1 Based on MDT's FY14 and COV's Q3 FY13 to Q2 FY14 results.

Translating our Strategies to Address Universal Healthcare Needs into Growth

Universal Healthcare Needs	Medtronic Strategies
Improve clinical outcomes	Therapy Innovation
Expand access	Globalization
Optimize cost and efficiency	Economic Value

Operational Execution

Sources of Growth

GROWTH VECTOR #1 **New Therapies**	Deliver strong launch cadence of innovative therapies & procedures
GROWTH VECTOR #2 **Emerging Markets**	Unlock massive opportunity for our existing therapies in EM
GROWTH VECTOR #3 **Integrated Health Solutions**	Develop new solutions for hospital efficiency, episodes of care, and disease management

Execution: Improving & Diversifying Revenue Growth

Medtronic Annual Revenue Growth[1]


6%
5%
4%
3%
2%
1%
0%
0.7%
4.4%
FY15 Revenue Outlook: 4-5%; Expect to be at upper end of range
FY11
...
FY15 YTD

Mid-Term Expectations

- INTEGRATED HEALTH SOLUTIONS 50-100 bps
- EMERGING MARKETS 150-200 bps
- NEW THERAPIES 150-350 bps

Mid-Single Digit Revenue Growth

Striving to Reliably Deliver Balanced and Consistent Growth

1 Revenue growth stated in constant currency

Medtronic

Therapy Innovation

Strong Execution on Recent Product Launches

CRHF

Reveal® LINQ® ICM



- Global Launch: Q4 FY14
- Exceeding expectations
- Driving double-digit Low Power revenue growth

Structural Heart

CoreValve®



- US Launch: Q3 FY14 *(Extreme)*
  Q1 FY15 *(High)*
- Launched ahead of schedule; no FDA panel required
- New center activations on track
- Settled Edwards litigation

Surgical Tech

Nuvent™ Sinus Dilation System



- US Launch: Q2 FY15
- Built-in electromagnetic navigation technology
- Positive customer response related to ease of use and speed to identification

Diabetes

MiniMed® 530G with Enlite®


THRESH
SUSPEND

- US Launch: Q2 FY14
- Unique threshold suspend automation with 31% improvement in accuracy
- Increased US CGM share by ~2 points since launch

Other Notable Launches: Viva® Quad CRT-D, PRESTIGE® LP, Evera MRI™ SureScan® ICD in Japan, Interbody Fusion Devices

Strong Upcoming Cadence of Innovative Therapy Launches

- 🔴 Cardiac & Vascular Group
- 🔵 Restorative Therapies Group
- 🟢 Diabetes Group

FY15

- **Zevo™** [US/CE]: *Cervical plate & screw*
- **Micra™ TPS** [CE]: *Transcatheter Pacing System*
- **MiniMed® 640G** [EU]: *Predictive low-glucose mngt*
- **Solera® Voyager** [US]: *MAST TLIF System*
- **IN.PACT® Admiral® SFA** [US]: Drug-coated balloon

FY16

- **Divergence-L™** [US/CE]: *Cervical interbody*
- **MRI Surgical Lead** [US/CE]: *Spinal cord stim (SCS) lead*
- **Evera MRI™** [US]: *MRI-safe ICD*
- **CoreValve® Evolut R** [US]: *Recapturable transcatheter valve*
- **O-arm® 2.0** [WW]: *Next generation O-arm*
- **MiniMed® 640G** [US]

FY17

- **Cervical Fixation System** [US/CE]
- **MiniMed® 670G** [US]
- **PVAC® GOLD** [US]: *Phased RF ablation catheter*
- **Intellis RC** [CE/US]: *Next gen rechargeable SCS*
- **Stealth Station S8** [CE/US]: *Next generation Stealth*
- **Nerve Cryoablation** [US]
- **Micra™ TPS** [US/JPN]

FY18

- **Drug Filled Stents** [CE]: *Next generation coronary stent*
- **Sapiens** [CE]: *Deep Brain Stim Field- Steering System*
- **MiniMed® 670G** [CE]: *Hybrid closed-loop system*
- **Resolute Onyx™** [US/JPN]: *Next generation drug-eluting stent*
- **Thoracolumbar Pedicle Screw System** [US/CE]

Medtronic

Covidien Meaningfully Enhances Our Therapy Innovation Strategy

1



Enhances and Accelerates CVG & RTG Portfolio

- Combine our drug-coated balloon with Covidien's Peripheral Vascular salesforce
- Covidien Neurovascular fills gap in our Neuroscience strategy

2



Adds Clinical Breadth across Clinical Areas

- Complementary portfolio of industry-leading and innovative technologies for both open and minimally invasive surgical procedures
- New patient monitoring and respiratory critical care platforms

3



Covidien Therapies Can Benefit from Our Expertise

- We have deep clinical, regulatory, reimbursement, and market development expertise
- Covidien has a number of new therapies in Embolic Stroke, Lung Cancer, GI Solutions, and Advanced Minimally Invasive Surgery

Globalization

Unlocking the Emerging Market Opportunity for Our Existing Therapies


Premium
Value
Underserved

EM PREMIUM: ATTRACTIVE OPPORTUNITY

- Technology already exists
- Out-of-pocket payment or reimbursement established
- Comparable margins to developed markets
- **~$5B annual opportunity[1]**

1 Private Partnerships

Building patient awareness and referral chains for the provider

HEALTHY HEART for all · KIMS · Fortis Healthcare Singapore · CATH LAB MANAGED SERVICES · Medica Superspecialty Hospital

MDT Benefit: Long-term contracts with higher device share and service revenue

2 Public Partnerships

Transfer knowledge (manufacturing) while aligning public policy goals

Hemodialysis: CHENGDU CHINA www.chengdu.gov.cn

T1 Diabetes: NHFPC 卫生计生委

MDT Benefit: Volume guarantees, fast-track regulatory approval, reimbursement

3 Channel Optimization

Shift to direct distribution to get closer to customer

Turkey · Mexico · Chile

MDT Benefit: Increased therapy penetration, higher market share, unlock significant margin, better inventory management, and business risk mitigation

1 Moving Medtronic therapy penetration from EM level (11%) to Developed Market levels (24%) in population that can afford the therapy.

Emerging Markets: A Significant Source of Revenue Growth


$ millions
Emerging Market Revenue, Pro Forma[2]
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Mid-Teens CAGR[1]
Potential upside from public/private partnerships and channel optimization
$6.5B
$5.9B
FY11
FY12
FY13
FY14
FY15 YTD
...
FY18E
Historical Covidien
Medtronic

- Already leveraging significant footprint in Emerging Markets
- Significant runway: EM exposure ~14% of pro forma Medtronic revenue mix in H2 FY15
- Expect EM to grow in the mid-teens[1]; adding ~200+ bps to overall Medtronic plc annual revenue growth

1 On a constant currency basis.
2 Based on MDT's FY14 and COV's Q3 FY13 to Q2 FY14 results

Medtronic

Covidien Strengthens & Diversifies the Medtronic Globalization Strategy

Leading, Diversified Presence

FY14 EM Geographic Mix, Pro Forma[1]


India
Other Asia
Central &
East. Europe
$3.6B
China
Middle East
& Africa
Latin
America

FY14 EM Business Mix, Pro Forma[1]


Covidien
$3.6B
Cardiac &
Vascular
Diabetes
Restorative
Therapies

COV Strengthens in 3 Ways

1. **Infrastructure Leverage** – Greater leverage of regional headquarters, local manufacturing, and R&D centers
2. **Covidien Hospital Relationships** – Covidien in hospitals earlier given lower tech products; Provide additional MDT products & services as they climb tech sophistication curve
3. **Breadth of Product & Services** – Positioned to be partner of choice to national and regional governments and large providers

1 Based on MDT's FY14 and COV's Q3 FY13 to Q2 FY14 results.

Medtronic

Economic Value

Transforming Healthcare Landscape: Moving to "Value-Based" Healthcare

MedTech Today

Value Disassociated from Cost

- Value often accrues past period of measurement or is not measured at all
- Value often accrues to someone other than the purchaser

☒ Increased pricing pressure

☒ Scrutiny on technology cost

☒ Perceived commoditization

Important Changes Occurring in Healthcare Delivery

❶ Expanding Time Horizons:

Fee-for-Service → 30 Day Bundled Payment → 90 Day Bundled Payment → ACOs / Discrete Populations → Broad Population Health

❷ Broader Purchasing Decision-Makers:

Physician → Physician, Hospital Administrator, Payer, Patient

☑ Value creation can be directly linked to technology cost

☑ MedTech companies become accountable for outcomes

Medtronic

Medtronic Uniquely Positioned to be the Leading Medical Technology Solutions Partner

Medtronic Differentiators

Market-Leading Products
- #1 share position in almost every product category
- Pipeline has some of the most compelling programs in: Cardiology, Neuro/Ortho, and Diabetes

Breadth & Scale
- Solutions across care continuum
- Market-leading distribution footprint
- Deep clinical and healthcare economics expertise

Financial Strength
- Strong credit rating and balance sheet
- Willingness to enter risk sharing models
- Capital infusion into providers

Broader Purchasing Decision-Makers

Physicians
Clinical Value



+

C-Suites
Economic Value



+

Payers
Clinical & Economic Value



Establishing New Partnerships:

New Business Models

New Services

New Solutions

Technology Improves Outcomes at Lowest Cost

Medtronic

Services & Solutions: Diversifying Beyond Devices to Deliver Economic Value

Historical Business

Medical Devices

- Core business
- Proprietary technology

Examples:
ICD, Stent, Spinal Fixation System, Insulin Pump

Primary Customers:
Physicians, Patients

+

New Offerings

Services & Solutions

Wrap-Around Programs

- Linked directly to a specific device or devices
- Helps to realize the full value of the device

Examples:
CVG Solutions, Surgical Synergy, Diabetes Services & Solutions

Primary Customers:
Hospital Department Administrators, Physicians

Independent Health Solutions

- Not dependent on devices
- Broader disease management programs

Examples:
Cardiocom, Cath Lab Managed Services

Primary Customers:
Hospital Administrators, Payers, Governments

Business Model Innovation

Medtronic Integrated Health Solutions

Beneficial Economics of Integrated Health Solutions

Example:

Cath Lab Managed Services

Revenue from a Typical Hospital Contract


2X Revenue Increase
Existing Devices
OM: ~30%
Tender process each year / cost concessions
Service
OEM
Incremental Devices
Existing Devices
Lower margin but improving over time
Pass through today / leverage purchasing power over time
Incremental sales at full device margin
Safe-guards existing business for ~7 years with stable pricing and reduced service costs
Pre-CLMS
Post-CLMS

P&L Impact

Revenue	↑
Device Pricing	↔
Mix Impact of Service Gross Margin	↓
Service Cost / SG&A	↓
Op. Mgn. % of Sales	↔ > 30%
Op. Mgn. $	↑

Medtronic

Integrated Health Solutions: Meaningful Progress to Date; Expect Continued Growth



Cath Lab Managed Services and Cardiocom® Revenue
$750
$500
$250
$0
Millions
90%+ CAGR
FY14
FY15E
...
FY18E
Cardiocom®
Cath Lab Managed Services

Cath Lab Managed Services

- ~40 long-term agreements with hospital systems as of Q2 FY15
- Contracts represent ~$900 million of committed revenue

Cardiocom®

- High quality, recurring revenue
- ~80,000 patients on service

Medtronic

Covidien Enhances Our Ability to Deliver Economic Value to Broader Customers

Medtronic

Chronic Disease Therapies

Value primarily realized in post-acute setting

+

COVIDIEN

Diagnostic, Surgical, and Critical Care Technologies

Value primarily realized in hospital efficiency

Medtronic Integrated Health Solutions

- **Broader Customers:** Physicians, Hospital Systems, Governments, Patients
- **Broader Solutions:** Move beyond cath labs to general surgery suites

Creating Shareholder Value

Establishing a Consistent, Durable Baseline with Potential Upside

Medtronic Strategies	Growth Vectors
Therapy Innovation	GROWTH VECTOR #1 **New Therapies**
Globalization	GROWTH VECTOR #2 **Emerging Markets**
Economic Value	GROWTH VECTOR #3 **Integrated Health Solutions**

BASELINE GOALS

- Deliver consistent mid-single digit revenue growth
- Consistently grow EPS 200 to 400 basis points faster than revenue
- Return 50% of free cash flow[1] to shareholders

1 Free cash flow is operating cash flow minus capital expenditures.

Driving Faster EPS Growth

BASELINE EXPECTATION

Consistently grow earnings per share 200 to 400 basis points faster than revenue

1 Maintain Gross Margins

- $1.2B product cost reduction program expected to offset pricing pressure; stable gross margins

2 Drive SG&A Leverage

- FY15E: 50-70 bps leverage on operational basis
- Expect to grow corporate and regional infrastructure at less than half of revenue growth
- Salesforce utilization following new product launches

3 Covidien Integration Cost Synergies

- Expect at least $850 million pre-tax annual cost synergies by FY18 through back office optimization, manufacturing & supply chain infrastructure, and certain G&A savings

4 Financial Leverage

- Increased interest income on cash balance
- Share buybacks

Strong and Consistent Track Record of Returning Capital to Shareholders

STRONG COMMITMENT TO GROW DIVIDEND WITH LONG-TERM EARNINGS


Dividend per Share
$1.20
$1.00
$0.80
$0.60
$0.40
FY10
FY11
FY12
FY13
FY14

- S&P 500 Dividend Aristocrat Index member; 36 years of consecutive dividend increases
- Dividend increased ~4x over past decade
- Over $1 billion in dividend payments in FY14
- Payout ratio of ~30%[1]

ENHANCING RETURNS WITH SHARE REPURCHASES


millions
Cumulative Share Repurchase
>$7 billion
$8,000
$6,000
$4,000
$2,000
$0
FY10
FY11
FY12
FY13
FY14
FY14
FY13
FY12
FY11
FY10

- Repurchased 15% of our shares over the past 5 years
- FY14: >$2.5B in share repurchases
- Cash from option redemptions used to repurchase shares, partially offsetting dilution (incremental to 50% commitment)

Committed to Returning 50% of Free Cash to Shareholders

1 Based on FY14 Non-GAAP EPS of $3.82.

Medtronic

Generating Significant Free Cash Flow[1]


$ millions
10,000
8,000
6,000
4,000
2,000
0
$29B
~$40B
FY10
FY11
FY12
FY13
FY14
FY15E
FY16E
FY17E
FY18E
FY19E
Medtronic
Covidien
Pro Forma
Medtronic
Pre-transaction
Covidien
Pre-transaction
At Close
~40%
~60%
100%
~60%
~40%
Accessible
Trapped

1 Free cash flow is operating cash flow minus capital expenditures. Based on MDT's fiscal year and COV's Q3 of prior fiscal year to Q2 of following fiscal year results.

Note: Nothing in this slide should be construed as a profit forecast or interpreted to mean that Medtronic plc's earnings in the first full year following the acquisition, or in any subsequent period, would necessarily match or be greater than or be less than those of Medtronic and/or Covidien for the relevant preceding financial period or any other period.

Medtronic

Disciplined Portfolio Management Governs M&A

1 Strengthen Strategic Priorities across Groups:

Cardiac & Vascular | Restorative Therapies | Diabetes | Covidien

Therapy Innovation: Build around core customer groups

Globalization: Value segment expansion, channel optimization, and business model innovation

Economic Value: Integrated health solutions across care continuum

2 Meet Financial Guidelines

- Mid-teens risk-adjusted return hurdle
- Clear financial value proposition
- Minimal to no "net" EPS dilution
- Focus on "tuck-in" acquisitions
- Target "A" credit profile

Leverage Medtronic's global distribution, marketing, and clinical/regulatory expertise

Is It an Attractive Market? | Can We Win? | What Value do We Add?

Covidien Integration: Priorities for Success

1 Preserve
- Stay focused on achieving individual growth projections and strategic plans
- Minimize distractions

2 Optimize
- Achieve projected cost synergies

3 Accelerate
- Assess and prioritize opportunities to drive increased revenue: Drug-coated balloon; Neuroscience strategy

4 Transform
- Innovate and build new value-based offerings
- Partner with others in healthcare on new business models

Transaction Expected to Close by End of January / Early February
- Expect 1.9x pro forma net debt to EBITDA at closing, projected to decrease to 0.7x in FY18
- Expect 3.7x pro forma gross debt to EBITDA at closing, projected to decrease to 2.7x in FY18
- Targeting an A credit profile

Strong, Long-Term Financial Outlook



Medtronic's Financial Formula	
Revenue Growth[1]	Mid-Single Digits
+ Operating Leverage Financial Leverage	
EPS Growth[1]	200 – 400 bps Faster than Revenue
+ Dividend Yield	~165 bps[2] Today (with increased flexibility post-COV transaction)
Total Shareholder Return	High-Single to Double Digits

1 As reported on a constant currency basis.
2 Based on closing stock price on January 9, 2015

Medtronic

FY16 Preliminary Considerations

Positives

- New products
- Covidien integration cost synergies
- Extra week in Q1 FY16
- Potential US R&D tax credit
- Potential repeal of US Medical Device tax

Challenges

- Foreign exchange: unprecedented 10-15% move in the US dollar
- Increased interest expense from new debt

Tentative Upcoming Earnings Dates:

- Q3 FY15: Feb. 17, 2015 (as scheduled)
- Q4 FY15: TBD (Likely 5-10 business days later than usual)

Medtronic

Medtronic: Uniquely Positioned to Create Long-Term Value in Healthcare



- Improving operational execution to deliver consistent results
- Expanding our market-leading franchises through three differentiated strategies:
  - **Therapy Innovation:** Delivering strong launch cadence of meaningful innovation
  - **Globalization:** Addressing the inequity in healthcare access globally
  - **Economic Value:** Becoming a leader in value-based healthcare
- Covidien acquisition expected to increase financial strength and flexibility, and meaningfully accelerate all three strategies.
- Combining reliable performance with disciplined capital allocation to create long-term shareholder value

Medtronic

33rd Annual J.P. Morgan Healthcare Conference

San Francisco • January 12, 2015

Omar Ishrak
Chairman & Chief Executive Officer

Non-GAAP Reconciliation Tables
J.P. Morgan Healthcare Conference
January 12, 2015

Medtronic, Inc.
Reconciliation of Worldwide Revenue Growth to Constant Currency Growth
(Unaudited)
(in millions)

	Revenue	Reported Growth	Currency Impact on Growth	Constant Currency Growth
Q2 FY15 YTD	$ 8,639	4.4%	$ (4)	4.4%
Q2 FY14 YTD	8,277	n/a	n/a	n/a
FY11	15,508	0.8%	12	0.7%
FY10	15,392	n/a	n/a	n/a

Investors should consider these non-GAAP measures in addition to, and not as a substitute for, financial performance measures prepared in accordance with U.S. GAAP.

Medtronic

Non-GAAP Reconciliation Tables
J.P. Morgan Healthcare Conference
January 12, 2015

MEDTRONIC, INC. & COVIDIEN PLC
RECONCILIATION OF OPERATING CASH FLOW TO FREE CASH FLOW
(Unaudited)
(in millions)

Medtronic, Inc.	**FY10**	**FY11**	**FY12**	**FY13**	**FY14**
Net cash provided by operating activites	$ 4,131	$ 3,741	$ 4,470	$ 4,942	$ 4,959
Additions to property, plant, and equipment	(573)	(501)	(484)	(457)	(396)
Free cash flow	$ 3,558	$ 3,240	$ 3,986	$ 4,485	$ 4,563

Covidien plc	**Q3 FY09 - Q2 FY10**	**Q3 FY10 - Q2 FY11**	**Q3 FY11 - Q2 FY12**	**Q3 FY12 - Q2 FY13**	**Q3 FY13 - Q2 FY14**
Net cash provided by operating activites	$ 2,013	$ 2,219	$ 2,199	$ 2,316	$ 2,280
Additions to property, plant, and equipment	(377)	(394)	(550)	(517)	(394)
Free cash flow	$ 1,636	$ 1,825	$ 1,649	$ 1,799	$ 1,886

	FY10	**FY11**	**FY12**	**FY13**	**FY14**
Pro Forma Combined Free Cash Flow	$ 5,194	$ 5,065	$ 5,635	$ 6,284	$ 6,449

Investors should consider these non-GAAP measures in addition to, and not as a substitute for, financial performance measures prepared in accordance with U.S. GAAP.

Medtronic

Non-GAAP Reconciliation Tables
J.P. Morgan Healthcare Conference
January 12, 2015

MEDTRONIC, INC.
RECONCILIATION OF PAYOUT RATIO TO NON-GAAP PAYOUT RATIO
(Unaudited)
(in millions)

	As of the fiscal year ended April 25, 2014
Payout ratio	37%
Impact of special charges, restructuring charges, net, certain litigation charges, net, acquistion-related items, and certain tax adjustments	-7%
Non-GAAP payout ratio	30%

Investors should consider these non-GAAP measures in addition to, and not as a substitute for, financial performance measures prepared in accordance with U.S. GAAP.

Medtronic

Disclaimers

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION

Medtronic Holdings Limited, which will be renamed Medtronic plc ("New Medtronic"), has filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that includes the Joint Proxy Statement of Medtronic, Inc. ("Medtronic") and Covidien plc ("Covidien") that also constitutes a Prospectus of New Medtronic. The registration statement has been declared effective by the SEC. Medtronic and Covidien have made available to their respective shareholders the Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus. Information regarding Medtronic's directors and executive officers is contained in Medtronic's Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien's directors and executive officers is contained in Covidien's Annual Report on Form 10-K for the fiscal year ended September 26, 2014 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Medtronic

Disclaimers (cont'd)

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic's, Medtronic's and/or Covidien's estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic's and/or Covidien's current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as "anticipate," "believe," "plan," "could," "should," "estimate," "expect," "forecast," "outlook," "guidance," "intend," "may," "might," "will," "possible," "potential," "predict," "project," or other similar words, phrases or expressions. It is important to note that these goals and expectations are not predictions of actual performance. Actual results may differ materially from current expectations depending upon a number of factors affecting New Medtronic's business, Medtronic's business, Covidien's business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic's and Covidien's products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic's, Medtronic's and Covidien's facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic's, Medtronic's and/or Covidien's consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic's periodic public filings with the SEC, including but not limited to Medtronic's Annual Report on Form 10-K for the fiscal year ended April 25, 2014, in Covidien's periodic public filings with the SEC, including but not limited to Covidien's Annual Report on Form 10-K for the fiscal year ended September 26, 2014, and from time to time in Medtronic's and Covidien's other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Medtronic

Disclaimers (cont'd)

Statement Required by the Irish Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

NO PROFIT FORECAST / ASSET VALUATIONS

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Medtronic or Covidien or New Medtronic as appropriate. No statement in this announcement constitutes an asset valuation.